Filed pursuant to Rule 424(b)(3)
Registration No. 333-261399
PROSPECTUS SUPPLEMENT NO. 9
(to Prospectus dated March 16, 2022)

Rockley Photonics Holdings Limited
Up to 7,785,560 Ordinary Shares

This prospectus supplement supplements the prospectus dated March 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261399). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time of up to 7,785,560 ordinary shares, nominal value $0.000004026575398 per share, of Rockley Photonics Holdings Limited, a Cayman Islands exempted company, by Lincoln Park Capital Fund, LLC, or Lincoln Park or the selling shareholder.
The ordinary shares being offered by the selling shareholder may be issued pursuant to the purchase agreement dated November 15, 2021 that we entered into with Lincoln Park. See “The Lincoln Park Transaction” in the Prospectus for a description of that agreement and “Selling Shareholder” in the Prospectus for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.
We are not selling any securities under the Prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares by the selling shareholder.
The selling shareholder may sell the ordinary shares described in the Prospectus and this prospectus supplement in a number of different ways and at varying prices. See “Plan of Distribution” in the Prospectus for more information about how the selling shareholder may sell the ordinary shares being registered pursuant to the Prospectus or this prospectus supplement. The selling shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).
Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “RKLY.” On September 30, 2022, the closing price of our Ordinary Shares was $0.71 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 3, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 8-K
____________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): September 30, 2022
____________________________

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)
 ____________________________

Cayman Islands	001-40735	98-1644526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom (Address of principal executive offices)		WA14 2DT (Zip Code)
+44 (0) 1865 292017
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
 ____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary shares, $0.000004026575398 par value per share	RKLY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.
Overview
    On September 30, 2022, Rockley Photonics Holdings Limited (the “Company”) worked with holders of its currently outstanding Convertible Senior Secured Notes due 2026 (the “Existing Notes”) to: (i) raise additional financing of $10.0 million in cash, of which $7.0 million has been received by the Company, approximately $1.9 million was applied to pay transaction expenses and the remaining amount of approximately $1.1 million has been placed in an escrow account and will be released at the direction of the requisite number of holders; (ii) obtain a waiver of defaults related to the minimum liquidity covenant under the indenture governing the Existing Notes; (iii) revise certain terms of the Existing Notes; and (iv) create a structure within which the Company will continue to work with such holders to explore additional financing of up to $15.0 million from such holders, subject in all respects to agreeing on mutually satisfactory terms with such holders. Additional details of these actions are set forth below, and the below discussion is qualified in its entirety by reference to the documents referenced therein, which are filed as exhibits to this Current Report on Form 8-K.

    In addition, in connection with the additional financing of $10.0 million from holders of Existing Notes, Dr. Andrew Rickman, the Company’s President and Chief Executive Officer, invested $0.5 million in Bridge Notes (as defined below) on the same terms as the holders of Existing Notes, and such funds were received by the Company bringing the total investment to $10.5 million in cash. Dr. Rickman’s participation was separately reviewed and approved by the Company’s Audit Committee and independent members of the Company’s Board of Directors.

Additional Bridge Notes in an aggregate principal amount of approximately $1.9 million were issued to pay certain fees owing to the Purchasers and the holders of the Existing Notes.
Private Placement of Senior Secured Notes due 2022
Subscription Agreement
On September 30, 2022, Rockley Photonics Holdings Limited (the “Company”), together with its subsidiaries named therein, entered into a subscription agreement (the “Subscription Agreement”) with the subscribers listed therein (the “Purchasers”), relating to the issuance by the Company to the Purchasers of $12.4 million aggregate original principal amount of Senior Secured Notes due 2022 (the “Bridge Notes”). The Notes will initially be guaranteed by Rockley Photonics, Inc., Rockley Photonics Limited, Rockley Photonics Ireland Limited and Rockley Photonics Oy, each a wholly owned subsidiary of the Company (the “Guarantor Subsidiaries”). The Bridge Notes will also be guaranteed by the Company’s future subsidiaries (other than subsidiaries treated as excluded entities). The transactions contemplated by the Subscription Agreement closed with the funding on October 3, 2022.
Second Supplemental Indenture Amending Existing Notes
On September 30, 2022, the Company and Wilmington Savings Fund Society, FSB (“WSFS”), as trustee (the “Trustee”), entered into the second supplemental indenture (the “Second Supplemental Indenture”) to the indenture, dated as of May 27, 2022 (as supplemented by that First Supplemental Indenture dated as of August 4, 2022 (the “Indenture”), among the Company, the Guarantor Subsidiaries listed therein, the Trustee and WSFS, as collateral agent, to amend and supplement the provisions of the Indenture. In connection therewith, the Indenture was revised to, among other things: (i) enable the issuance of the Bridge Notes and a new investment of up to $15.0 million of additional senior priming notes which would be convertible into ordinary shares of the Company (the “Priming Notes”) which may be issued in the future to the Purchasers, subject to agreement on the terms of such Priming Notes; (ii) permit the Company to incur an aggregate amount not exceed $40.0 million in additional financing related to the receipt of certain tax credits; (iii) lower the minimum liquidity covenant from $20.0 million to $5.0 million, which amount will automatically return to $20.0 million on December 30, 2022; (iv) extend the deadline date for obtaining approval of the Company’s stockholders to certain matters from November 1, 2022 to December 31, 2022; (v) require the Company to offer to repurchase Existing Notes upon the Company’s receipt of certain tax credit payments in an amount not to exceed 40% of the funds so received by the Company, subject to certain conditions, including a minimum cash balance of $20.0 million pro forma for any such repurchase; and (vi) make certain changes to the approval thresholds for certain actions requiring the approval of the holders of Existing Notes.
Third Supplemental Indenture and Issuance of Bridge Notes
On September 30, 2022, the Company and the Trustee entered into the third supplemental indenture (the “Third Supplemental Indenture”) to the Indenture to include provisions in the Indenture that would govern the Bridge Notes. The Bridge Notes will be senior secured obligations of the Company and the Guarantor Subsidiaries secured by substantially all assets of each of the Company and each Subsidiary Guarantor. Interest on the Bridge Notes will be payable monthly in arrears from an including the issue date, to but excluding the third interest payment date, at a rate of 15.0% per annum through the issuance of additional Bridge Notes (“PIK Interest”), which will also bear interest, and from and including the third interest payment date, to but excluding the Maturity Date payable at a rate of 12.5% in cash, or, at the Company’s election 15.0% per annum through PIK Interest, which will also bear interest. Interest on the Bridge Notes will be payable commencing on October 30, 2022. The Notes will mature on December 30, 2022 (the “Maturity Date”); provided that a certain minimum number of Purchasers may extend the Maturity Date to January 30, 2023 unless redeemed, repurchased or refinanced in accordance with their terms prior to such date. The Bridge Notes will not be convertible into the ordinary shares of the Company. In connection with the issuance of Bridge Notes, Rockley agreed to pay $5.25 million upon the occurrence of certain events, which payment will be fully waived upon the occurrence of certain refinancing events. The Bridge Notes are secured on an equal and ratable basis with the Existing Notes and rank pari passu in right of payment with them.
Forbearance Agreement
On September 30, 2022, the Company and the Guarantor Subsidiaries also entered into a Forbearance Agreement (the “Forbearance Agreement”) with the Trustee and each beneficial owner of the Existing Notes (the “Holders”). Pursuant to the terms of the Forbearance Agreement, the Trustee and the Holders agreed to forbear from enforcing their rights against the Company and the

Guarantor Subsidiaries that arose because of the occurrence of certain defaults under the Indenture. In exchange, the Company agreed to offer to provide a 13-week cash forecast and agreed to retain a financial advisor to assist the Company in implementing this forecast and complying with new reporting obligations to the Holder. In addition, the Company agreed to additional covenants, including certain ongoing reporting obligations, retention of a strategic advisor to review the Company’s strategic alternatives and certain milestones related to this review of strategic alternatives to be agreed upon in the future by the Company and the Holders. The failure by the Company to satisfy any of the covenants set forth in the Forbearance Agreement, upon written notice from the Trustee (as directed by the required number of Holders) will constitute an Event of Default and enable the Trustee and the Holders to exercise all rights and remedies under the Indenture, the Existing Notes and the Bridge Notes (and related agreements), subject to certain limited cure periods under certain circumstances. For these purposes, Dr. Rickman is excluded from voting on whether and how to direct the Trustee to exercise rights and remedies under these circumstances.

The foregoing summaries of the Subscription Agreement, the Second Supplemental Indenture, the Third Supplemental Indenture, the Bridge Notes and the Forbearance Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Subscription Agreement, which is attached as Exhibit 10.1 to this Current Report, the Second Supplemental Indenture, which is attached as Exhibit 4.1 to this Current Report, the Third Supplemental Indenture (including the form of Bridge Note attached thereto), which is attached hereto as Exhibit 4.2 to this Current Report and the Forbearance Agreement, which is attached hereto as Exhibit 10.2 to this Current Report.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by Item 2.03 relating to the Bridge Notes, the Second Indenture and the Third Indenture is contained in Item 1.01 of this Current Report and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

In connection with the due diligence process for the transactions described above and in connection with the production of certain initial information under the Forbearance Agreement, the Company provided Holders with the information noted below. The Company’s forecasts and projections included below are based on assumptions, analyses, and internal estimates developed by the Company’s management. If these assumptions, analyses, or internal estimates prove to be incorrect or inaccurate, the Company’s actual results may differ materially from those forecasted or projected. The Company has in the past had to adjust its estimates and experienced actual results that differed materially from its internal estimates. Forecasts are subject to change and inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control.

The Company discussed with the Holders its ongoing efforts to obtain additional financing, including the fact that the Company had engaged a strategic advisor to explore a potential private placement with potential corporate investors and other parties. The Company also discussed its continued expectation of receiving tax credits of approximately $40.0 million in 2022 and/or 2023, including ongoing efforts to obtain financing advances on such tax credits. In addition, the Company has executed a non-binding, preliminary term sheet for additional financing from a third-party investor in the form of an equity line of credit with an upfront payment of $10.0 million of initial proceeds, which amount could increase up to $50.0 million, subject in all respects to reaching an agreement on definitive terms and other customary conditions, such as satisfactory completion of due diligence by the potential investor. There can be no assurance that the Company will consummate this contemplated transaction or any other financing or that it would do so on terms favorable to Rockley and its shareholders. If Rockley raises additional financing, shareholders may experience dilution of their ownership interests and Rockley may be required to incur additional debt.

The Company also provided the Holders with a proposed budget of expenditures and projected cash spend for a 13-week period commencing with the week ended October 7, 2022 and ending with the week ended December 30, 2022. This proposed budget and projected cash balance does not take into account any inflows of additional capital, including any payments from customers, receipt of tax credits, financing from the Holders, including the current financing described under Item 1.01 of this Current Report, or from any of the additional sources noted in the preceding paragraph. For example, it excludes any proceeds received by the Company for the sale of Bridge Notes. As illustrated by the ending cash balances in the table below, the Company must raise additional capital either from the Holders or from other sources in order to continue its operations during the period presented. The currently forecasted budget and projected cash balance was prepared to show the Company’s anticipated cash expenditures during the 13-week period presented and is subject to change based on a variety of factors, including the receipt by the Company of additional funds, operating decisions and other factors, some of which may be out of the Company’s control. The Company does not intend and expressly disclaims any obligation to provide additional public updates to this 13-week forecasted budget and projected cash balance, except as required by law or regulation.

(In $ thousands)

	Wk-1 10-7	Wk-2 10-14	Wk-3 10-21	Wk-4 10-28	Wk-5 11-4	Wk-6 11-11	Wk-7 11-18	Wk-8 11-25	Wk-9 12-2	Wk-10 12-9	Wk-11 12-16	Wk-12 12-23	Wk-13 12-30
Beginning Cash(1)	$5,124	$1,099	$(5,196)	$(7,169)	$(8,405)	$(11,548)	$(13,278)	$(15,687)	$(18,125)	$(21,176)	$(22,931)	$(25,295)	$(27,707)
Cash Used	$(4,024)	$(6,296)	$(1,972)	$(1,237)	$(3,143)	$(1,730)	$(2,408)	$(2,438)	$(3,051)	$(1,755)	$(2,364)	$(2,413)	$(2,286)
Ending Cash	$484	$(5,811)	$(7,784)	$(9,020)	$(12,163)	$(13,893)	$(16,302)	$(18,740)	$(21,791)	$(23,546)	$(25,910)	$(28,322)	$(30,609)
(1) Excludes $615,000 of restricted cash on hand at the Company, which is included in the Ending Cash balance.

The Company also provided an update to the Holders on its search to hire a Chief Financial Officer. The Company has identified several strong candidates and is currently in discussions with a candidate regarding employment terms. The Company intends to retain a permanent Chief Financial Officer and will provide an update upon reaching an agreement to hire a Chief Financial Officer.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K (the “Current Report”) that are not historical facts constitute “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Rockley’s future expectations, beliefs, plans, objectives, and assumptions regarding future events or performance. The words “anticipate,” “believe,” “continue,” “could,” “develop,” “enable,” “estimate,” “eventual,” “expect,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “possible,” “position,” “potential,” “predict,” “project,” “revolutionize,” “seem,” “should,” “trend,” “will,” “would” and other terms that predict or indicate future events, trends, or expectations, and similar expressions or the negative of such expressions may identify forward-looking statements, but the absence of these words or terms does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report include, but are not limited to, statements regarding the following: (a) beginning cash amounts, the amount of cash used and ending cash balances for each of the future periods presented; (b) the Company’s intent to raise additional financing, anticipated financing needs and amounts; and (c) the Company’s intent to hire a permanent Chief Financial Officer.

Forward-looking statements are subject to several risks and uncertainties (many of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) the Company’s ability to achieve commercial production of its products and technology, including in a timely and cost-effective manner; (ii) the Company’s ability to obtain additional financing on reasonable terms, or at all; (iii) the Company’s ability to comply with the terms of the Indenture and the Forbearance Agreement and the potential exercise of remedies by the Holders if the Company fails to comply with such terms; (iv) the Company’s ability to manage its cash expenditures within its 13-week forecast and also in a manner that enables it to continue to operate, when combined with any additional funds that may be available to it through additional financing transactions; (v) the Company’s ability to achieve customer design wins, convert memoranda of understanding and development contracts into production contracts, and achieve customer acceptance of its products and technology; (vi) risks related to purchase orders, including the lack of long-term purchase commitments, the cancellation, reduction, delay, or other changes in customer purchase orders, and if and to the extent customers seek to enter into licensing arrangements in lieu of purchases; (vii) the Company’s history of losses and need for additional capital and its ability to access additional financing to support its operations and execute on its business plan, as well as the risks associated with any future financings; (viii) legal and regulatory risks, including those related to its products and technology and any threatened or actual litigation; (ix) risks associated with its fabless manufacturing model and dependency on third-party suppliers; (x) the Company’s reliance on a few significant customers for a majority of its revenue and its ability to expand and diversify its customer base; (xi) the Company’s financial performance; (xii) the impacts of COVID-19 on the Company, its customers and suppliers, its target markets, and the economy; (xiii) the Company’s ability to successfully manage growth and its operations as a public company; (xiv) fluctuations in the Company’s stock price and the Company’s ability to maintain the listing of its ordinary shares on the NYSE; (xv) the Company’s ability to anticipate and respond to industry trends and customer requirements; (xvi) changes in the Company’s current and future target markets; (xvii) intellectual property risks; (xviii) the Company’s ability to compete successfully; (xix) market opportunity and market demand for, and acceptance of, the Company’s products and technology, as well as the customer products into which the Company’s products and technology are incorporated; (xx) risks related to international operations; (xxi) risks related to cybersecurity, privacy, and infrastructure; (xxii) risks related to financial and accounting matters; (xxiii) general economic, financial, legal, political, and business conditions and changes in domestic and foreign markets; (xxiv) the Company’s ability to realize the anticipated benefits of the business combination; and (xxv) changes adversely affecting the businesses or markets in which the Company is engaged; and, as well as other factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended 2021, and in other documents the Company files with the Securities and Exchange Commission in the future. The forward-looking statements contained in this Current Report are based on various assumptions, whether or not identified in this Current Report, and on the Company’s current expectations, beliefs, and assumptions and are not predictions of actual performance. If any of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, actual results may differ materially from those discussed in or implied by these forward-looking statements. There can be no assurance that future developments affecting the Company will be those that have been anticipated. These forward-looking statements speak only as of the date hereof and the Company does not intend to update or revise any forward-looking statements, whether because of new information, future events, or otherwise, except as required by law.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Second Supplemental Indenture dated September 30, 2022 by and among the Company, each of the Guarantor Subsidiaries and Wilmington Savings Fund Society, FSB (“WSFS”), as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”), to the indenture (as supplemented by that First Supplemental Indenture dated August 4, 2022) dated as of May 27, 2022, among the Company, each of the Guarantor Subsidiaries, the Trustee and the Collateral Agent.
4.2	Third Supplemental Indenture dated September 30, 2022 by and among the Company, each of the Guarantor Subsidiaries and Wilmington Savings Fund Society, FSB (“WSFS”), as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”), to the indenture (as supplemented by that First Supplemental Indenture dated August 4, 2022 and Second Supplemental Indenture dated September 30, 2022) dated as of May 27, 2022, among the Company, each of the Guarantor Subsidiaries, the Trustee and the Collateral Agent.
10.1	Subscription Agreement dated September 30, 2022 by and between the Company, each of the Company’s subsidiaries named therein and the Subscribers named therein.
10.2	Forbearance Agreement dated September 30, 2022 by and between the Company, each of the Guarantor Subsidiaries (as defined therein), Wilmington Savings Fund Society, FSB, as trustee and collateral agent and each beneficial owner of Convertible Senior Secured Notes due 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	October 3, 2022	By:	/s/ Chad Becker
		Name:	Chad Becker
		Title:	Interim Chief Financial Officer